Filed by Endo International plc (Commission File No. 001-36326)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

(Commission File No. 001-36628)

The following slides were used during Endo’s presentation of earnings for the third quarter of 2014 on November 5, 2014:

Endo International plc Q3 2014 Earnings Report November 5, 2014 ©2014 Endo Pharmaceuticals Inc. All rights reserved.

ADDITIONAL INFORMATION
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposed business combination transaction between Endo International plc ("Endo") and Auxilium Pharmaceuticals, Inc. ("Auxilium").
In furtherance of this proposed transaction, Endo and Auxilium intend to file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission ("SEC"). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AUXILIUM ARE URGED TO READ THE REGISTRATION
STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR
ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
TRANSACTION. The definitive proxy statement (when available) will be mailed to stockholders of Auxilium.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at
http://www.sec.gov.
CERTAIN INFORMATION REGARDING PARTICIPANTS

Additional Information
All trademarks, service marks, trade names, product names and logos appearing in this presentation are the property of their respective owners.  XIAFLEX®, Testim®, TESTOPEL®, STENDRA®,  edex®, Osbon® ErecAid®, STRIANT®, Theo24®, Semprex®-D, dilatrate®-
SR and robaxin®  and the related logos are the property of Auxilium.  All other trademarks, service marks, trade names, product names and logos appearing in this presentation are the property of Endo
Endo and Auxilium and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Auxilium stockholders with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo's directors and executive officers in Endo Health Solutions Inc.'s ("EHSI") Annual
Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo's proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014. Security holders may obtain information regarding the names and interests of Auxilium's directors and executive officers in Auxilium's Annual Report on Form
10-K for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, Auxilium's proxy statement for the
2014 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2014, and the materials that will be filed with the SEC in connection with the proposed transaction. These documents can be obtained free of charge from the sources indicated above.
Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement and other relevant materials to be filed with the
SEC when they become available.

Forward Looking Statements; Non-GAAP Financial Measures
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995
and Canadian securities legislation. Statements including words such as “believes,” “expects,” “anticipates,” “intends,”
“estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. Because these statements reflect our current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Although Endo believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward looking statements or information in this news release. Investors should note that many factors, as more fully described in the documents filed by Endo with securities regulators in the United States and Canada including under the caption
“Risk Factors” in Endo’s and EHSI’s Form 10-K, Form 10-Q and Form 8-K filings, as applicable, with the Securities and Exchange
Commission and with securities regulators in Canada on System for Electronic Document Analysis and Retrieval (“SEDAR”) and as
otherwise enumerated herein or therein, could affect Endo’s future financial results and could cause Endo’s actual results to differ materially from those expressed in forward-looking statements contained in EHSI’s Annual Report on Form 10-K. The forward-
looking statements in this presentation are qualified by these risk factors. These are factors that, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. Endo assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.
This presentation may refer to non-GAAP financial measures, including adjusted diluted EPS, that are not prepared in accordance with accounting principles generally accepted in the United States and that may be different from non-GAAP financial measures used by other companies. Investors are encouraged to review Endo’s current report on Form 8-K filed with the SEC for Endo’s reasons for including those non-GAAP financial measures in this presentation. Reconciliation of non-GAAP financial measures to the nearest comparable GAAP amounts have been provided within the appendix at the end of this presentation.
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

Today’s Agenda Review of Recent Accomplishments Review of Q3 2014 Financial Results Update to 2014 Financial Guidance Q&A ©2014 Endo Pharmaceuticals Inc. All rights reserved. 3

Progress on Near-Term Strategic Priorities
Deploying capital to accretive, value-creating opportunities
•
Announced agreement to acquire Auxilium Pharmaceuticals
•
Closed acquisitions of Grupo Farmaceutico Somar and DAVA Pharmaceuticals
Enhancing operational focus on organic growth drivers
•
Delivering double-digit organic growth in U.S. Generics
•
Voltaren® Gel prescription demand trends remain strong
•
Launched Travelan® and Veregen® in Canada
•
Fortesta® Gel AG launch driving increased franchise sales
Sharpening R&D focus on near-term opportunities
•
Focused on filing NDA for BEMA buprenorphine by late-2014 or early-2015
•
Completed full-year objective of 8 ANDA filings by U.S. Generics business
•
AMS announced positive top-line results for the investigational TOPAS™ system
Meeting our Financial Targets
•
Raising 2014 Revenue and Adjusted EPS Financial Guidance based on solid operating results and progress on near-term priorities
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

Endo to Acquire Auxilium - Transaction Summary
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

Creates leading specialty healthcare company with expanded
platform for future growth
Significant opportunity for value creation
Expected to be immediately accretive post-close and substantially accretive long-term
Base-case exceeds key M&A model hurdle rates
Auxilium products expected to produce sustained double-digit revenue growth for Auxilium
Expected annual run rate synergies of up to $175 million by the first year after closing
Synergies inclusive of Auxilium’s previously announced $75 million reduction in annual operating expenses
Expected closing in the first half of 2015, subject to regulatory approval, Auxilium stockholder approval and other customary
closing conditions

Expected to significantly enhance Endo's branded pharmaceutical business with the addition of Auxilium's leading men's health products and development portfolio
Designed to accelerate growth and maximize value of Auxilium’s products by leveraging strengths of combined company
Enhances the long-term organic growth for combined branded pharmaceutical business
Expands R&D capabilities and development programs

Compelling Strategic and Financial Rationale
Creating benefits for both Endo and Auxilium shareholders,
as well as for patients, customers and employees
©2014 Endo Pharmaceuticals Inc.  All rights reserved.
Generates significant synergy opportunities in addition to Auxilium’s announced restructuring
Creates company with enhanced financial flexibility, proven M&A platform and established corporate structure
Aligned with Endo’s strategy of pursuing accretive, value-creating growth opportunities

Summary of Q3 2014 Financial Results and Organic Growth ©2014 Endo Pharmaceuticals Inc. All rights reserved.

Q3 and YTD 2014 Financial Performance
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

(US $M except EPS)
Q3 2014
Y/Y
Growth %
YTD 2014
Y/Y
Growth %
Revenue $764 16% $2,077 2%
Reported (GAAP) EPS ($1.64) NM ($4.62) NM
Adjusted Net Income $182 13% $490 9%
Adjusted Diluted EPS $1.15 (14%) $3.14 (18%)

Drive Organic Growth – U.S. Branded Pharmaceuticals
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

U.S. Branded Pharmaceuticals
Core Revenue Growth vs. PY
Core portfolio of products on-
track to deliver 2014 objective for
growth
Expect to submit NDA for BEMA®
buprenorphine by end of 2014 or
early 2015
Successful management of
LIDODERM LOE
Fortesta® Gel AG launch
exceeding expectations
*
Core Excludes LIDODERM®,
Actavis Royalty, OPANA® ER
6%
11%
YTD 2014* Q3 2014*
Sumavel® DosePro® is excluded for comparison purposes

Drive Organic Growth – U.S. Generic Pharmaceuticals
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

Base business growth of 13% in Q3
2014
$111m of new revenues in Q3 2014
drive total revenue growth of 74%
for U.S. Generics
Continued success for Lidoderm AG
launch
Acquisitions of Boca and DAVA add
to significant growth
Underlying excludes sales of Lidoderm
AG, Boca Pharmacal and DAVA
Pharmaceuticals products
U.S. Generic Pharmaceuticals
Q3 Core Revenue Growth vs. PY
13%
74%
Underlying
Total

Drive Organic Growth - Devices
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

On-track to return to organic
revenue  growth and expand
operating margins
BPH Therapy business leading
growth as sales of GreenLight
TM
fiber continue to increase
Men’s Health business provides
stable/growing  core
Managing impact of market
decline in Women’s Health (WH)
Devices Revenue Growth
Versus Prior Year
2%
~Flat
2%
FY 2013 FY 2013 less WH
YTD 2014 YTD 2014 less WH
2% -

Drive Organic Growth – International Pharmaceuticals
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

2014 performance on-track with internal expectations
Paladin business development continues to add future growth
drivers
Launches of Travelan® and Veregen® in Canada
Base Paladin business delivering solid performance
Integration of Somar on-track
Norbert Oppitz, Regional President, Latin America, Africa and Export Markets,
joined on October 1, 2014
Expansion opportunities for Somar product portfolio being explored
Financial and IT system consolidation successfully completed
Initiated process to acquire outstanding shares of Litha

Q3 2014 Financial Update and Full-Year Guidance ©2014 Endo Pharmaceuticals Inc. All rights reserved.

Q3 and YTD 2014 Segment Revenues
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

(US $M)
Q3 2014
Y/Y
Growth %
YTD 2014
Y/Y
Growth %
U.S. Branded Pharmaceuticals $241 (34%) $724 (36%)
U.S. Generic Pharmaceuticals $319 74% $803 51%
Devices $110 (1%) $359 ~Flat
International Pharmaceuticals $94 NM $191 NM
Total $764 16% $2,077 2%

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endo

Q3 and YTD 2014 Income Statement (Adjusted)
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

($M except Shares and EPS)
Q3 2013 Q3 2014
Y/Y Change
Favorable /
(Unfavorable)
YTD 2013 YTD 2014
Y/Y Change
Favorable /
(Unfavorable)
Revenues $661 $764 16% $2,032 $2,077 2%
Gross Margin $448 $479 7% $1,389 $1,336 (4%)
% of Revenues 67.7% 62.8% 68.4% 64.3%
Operating Expenses $190 $187 2% $639 $552 14%
% of Revenues 28.7% 24.4% 31.5% 26.6%
Operating Income $258 $293 14% $750 $784 5%
% of Revenues 39.0% 38.3% 36.9% 37.7%
Tax Rate (Continuing Ops) 27.8% 21.6% 620 bps 29.5% 22.7% 670 bps
Adjusted Net Income $161 $182 13% $450 $490 9%
Adjusted EPS $1.34 $1.15 (14%) $3.85 $3.14 (18%)
Adjusted Diluted Shares (M) 120.3 159.0 116.9 155.9
Reported (GAAP) EPS $0.33 ($1.64) NM $0.77 ($4.62) NM

2014 Financial Guidance
Measure
Prior Guidance Updated 2014 Guidance
Revenues $2.78B - $2.86B $2.80B - $2.88B
Adjusted Gross Margin 63% to 65% 63.5% to 64.5%
Adjusted Operating
Expenses
Year-over-year mid-to-high digit
percentage decrease
Year-over-year mid-to-high digit
percentage decrease
Adjusted Interest Expenses ~$220M ~$220M
Reported (GAAP) Loss per
share
$1.56 to $1.36 $3.95 to $3.80
Adjusted Diluted EPS $4.00 to $4.20 $4.10 to $4.25
Adjusted Effective Tax Rate 23% to 24% Approximately 23%
Weighted Average Diluted
Shares Outstanding
Approximately 157M Approximately 157M
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

Progress on Near-Term Strategic Priorities
Deploying capital to accretive, value-creating opportunities
•
Announced agreement to acquire Auxilium Pharmaceuticals
•
Closed acquisitions of Grupo Farmaceutico Somar and DAVA Pharmaceuticals
Enhancing operational focus on organic growth drivers
•
Delivering double-digit organic growth in U.S. Generics
•
Voltaren® Gel prescription demand trends remain strong
•
Launched Travelan® and Veregen® in Canada
•
Fortesta® Gel AG launch driving increased franchise sales
Sharpening R&D focus on near-term opportunities
•
Focused on filing NDA for BEMA buprenorphine by late-2014 or early-2015
•
Completed full-year objective of 8 ANDA filings by U.S. Generics business
•
AMS announced positive top-line results for the investigational TOPAS™ system
Meeting our Financial Targets
•
Raising 2014 Revenue and Adjusted EPS Financial Guidance based on solid operating results and progress on near-term priorities
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

Appendix ©2014 Endo Pharmaceuticals Inc. All rights reserved.

Reconciliation of Non-GAAP Measures
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

Three Months Ended September 30, 2014
(unaudited)
Actual
Reported
(GAAP) Adjustments
Non-GAAP
Adjusted
REVENUES $ 763,938 $ — $ 763,938
COSTS AND EXPENSES:
Cost of revenues 379,199 (94,751) (1) 284,448
Selling, general and administrative 205,260 (45,357) (2) 159,903
Research and development 30,918 (4,300) (3) 26,618
Litigation-related and other contingencies, net 473,338 (473,338) (4) —
Acquisition-related and integration items 6,932 (6,932) (5) —
OPERATING (LOSS) INCOME $ (331,709) $ 624,678 $ 292,969
INTEREST EXPENSE, NET 61,949 (1,992) (6) 59,957
LOSS ON EXTINGUISHMENT OF DEBT 2,027 (2,027) (7) —
OTHER (INCOME) EXPENSE, NET (4,871) 5,729 (8) 858
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE
INCOME TAX $ (390,814) $ 622,968 $ 232,154
INCOME TAX (138,765) 188,986 (9) 50,221
(LOSS) INCOME FROM CONTINUING OPERATIONS $ (252,049) $ 433,982 $ 181,933
DISCONTINUED OPERATIONS, NET OF TAX — — —
CONSOLIDATED NET (LOSS) INCOME $ (252,049) $ 433,982 $ 181,933
Less: Net income (loss) attributable to
noncontrolling interests 35 (369) (10) (334)
NET (LOSS) INCOME ATTRIBUTABLE TO ENDO
INTERNATIONAL PLC $ (252,084) $ 434,351 $ 182,267
DILUTED EARNINGS PER SHARE DATA ATTRIBUTABLE TO
ENDO INTERNATIONAL PLC ORDINARY SHAREHOLDERS:
Continuing operations $ (1.64) $ 1.15
Discontinued operations — —
DILUTED (LOSS) EARNINGS PER SHARE $ (1.64) $ 1.15
DILUTED WEIGHTED AVERAGE SHARES 153,309 158,975
Notes to reconciliation of our GAAP statements of operations to our adjusted statements of operations:
1.
To exclude amortization of commercial intangible assets related to developed technology of $68,293 and a fair value step-up in inventory of $17,364 and accruals for milestone payments to partners of $9,094.
2.
To exclude certain separation benefits and other costs incurred in connection with continued efforts to enhance the company's
operations of $8,284, amortization of intangible assets of $2,513, mesh litigation-related defense costs of $10,588, a charge for an additional year of the branded prescription drug fee in accordance with IRS regulations issued in the third quarter of 2014 of $24,972 and an adjustment to the accrual for excise tax payments of $(1,000).
3.
To exclude milestone payments to partners of $4,354 and adjustments to accruals for other costs incurred in connection with continued
efforts to enhance the company's operations of $(54).
4.
To exclude the impact of net charges primarily for mesh-related product liability.
5.
To exclude acquisition and integration costs of $6,932 associated with the Paladin, Boca and other acquisitions.
6.
To exclude additional non-cash interest expense related to our 1.75%
Convertible Senior Subordinated Notes.
7.
To exclude the net loss on extinguishment of debt in connection with various refinancing and note repurchase activity.
8.
To exclude adjustments to the gain on sale of certain early-stage drug discovery and development assets of $(150), foreign currency impact related to the remeasurement of intercompany debt instruments of
$(5,740) and other miscellaneous expense of $161.
9.
Primarily to reflect the cash tax savings from acquired tax attributes and the tax effect of the pre-tax adjustments above at applicable tax rates.
10.
To exclude the impact of the portion of certain of the above adjustments attributable to noncontrolling interests.

Reconciliation of Non-GAAP Measures
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

Three Months Ended September 30, 2013
(unaudited)
Actual
Reported
(GAAP) Adjustments
Non-GAAP
Adjusted
REVENUES $ 661,319 $ — $ 661,319
COSTS AND EXPENSES:
Cost of revenues 257,836 (44,458) (1) 213,378
Selling, general and administrative 191,362 (27,994) (2) 163,368
Research and development 36,687 (10,005) (3) 26,682
Litigation-related and other contingencies 30,895 (30,895) (4) —
Asset impairment charges 807 (807) (5) —
Acquisition-related and integration items 1,493 (1,493) (6) —
OPERATING INCOME $ 142,239 $ 115,652 $ 257,891
INTEREST EXPENSE, NET 43,081 (5,704) (7) 37,377
OTHER INCOME, NET (14,672) 14,628 (8) (44)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
TAX $ 113,830 $ 106,728 $ 220,558
INCOME TAX 44,655 16,744 (9) 61,399
INCOME FROM CONTINUING OPERATIONS $ 69,175 $ 89,984 $ 159,159
DISCONTINUED OPERATIONS, NET OF TAX (14,560) 30,506 (10) 15,946
CONSOLIDATED NET INCOME $ 54,615 $ 120,490 $ 175,105
Less: Net income attributable to noncontrolling
interests 14,392 — 14,392
NET INCOME ATTRIBUTABLE TO ENDO INTERNATIONAL PLC $ 40,223 $ 120,490 $ 160,713
DILUTED EARNINGS PER SHARE DATA ATTRIBUTABLE TO
ENDO INTERNATIONAL PLC ORDINARY SHAREHOLDERS:
Continuing operations $ 0.58 $ 1.32
Discontinued operations (0.25) 0.02
DILUTED EARNINGS PER SHARE $ 0.33 $ 1.34
DILUTED WEIGHTED AVERAGE SHARES 120,261 120,261
To exclude amortization of commercial intangible assets related to marketed products of $42,482, certain separation benefits and other costs incurred in connection with continued efforts to enhance the company's operations of $(24) and accruals for
milestone payments to partners of $2,000.
To exclude certain separation benefits and other costs incurred in connection with continued efforts to enhance the company’s
operations of $11,784, amortization of customer relationships of
$2,505 and mesh litigation-related defense costs of $13,705.
To exclude milestone payments to partners of $1,092 and certain separation benefits and other costs incurred in connection with continued efforts to enhance the company’s operations of $8,913.
To exclude the impact of charges primarily for mesh-related
product liability.
To exclude asset impairment charges.
To exclude acquisition and integration costs.
To exclude additional non-cash interest expense related to our
1.75% Convertible Senior Subordinated Notes.
To exclude $(14,628) related to patent litigation settlement income.
Primarily to reflect the cash tax savings from acquired tax
attributes and the tax effect of the pre-tax adjustments above at applicable tax rates.
To exclude certain items related to the HealthTronics business, which is reported as Discontinued operations, net of tax.
Notes to reconciliation of our GAAP statements of operations to our adjusted statements of operations:
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.

Reconciliation of Non-GAAP Measures
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

Nine Months Ended September 30, 2014
(unaudited)
Actual
Reported
(GAAP) Adjustments
Non-GAAP
Adjusted
REVENUES $ 2,077,231 $ — $ 2,077,231
COSTS AND EXPENSES:
Cost of revenues 976,899 (236,065) (1) 740,834
Selling, general and administrative 603,573 (139,912) (2) 463,661
Research and development 113,772 (25,022) (3) 88,750
Litigation-related and other contingencies, net 1,135,443 (1,135,443) (4) —
Acquisition-related and integration items 71,819 (71,819) (5) —
OPERATING (LOSS) INCOME $ (824,275) $ 1,608,261 $ 783,986
INTEREST EXPENSE, NET 167,528 (11,307) (6) 156,221
LOSS ON EXTINGUISHMENT OF DEBT 31,712 (31,712) (7) —
OTHER INCOME, NET (17,731) 9,579 (8) (8,152)
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE
INCOME TAX $ (1,005,784) $ 1,641,701 $ 635,917
INCOME TAX (338,592) 482,970 (9) 144,378
(LOSS) INCOME FROM CONTINUING OPERATIONS $ (667,192) $ 1,158,731 $ 491,539
DISCONTINUED OPERATIONS, NET OF TAX 2,251 694 (10) 2,945
CONSOLIDATED NET (LOSS) INCOME $ (664,941) $ 1,159,425 $ 494,484
Less: Net income attributable to noncontrolling interests 2,895 1,575 (11) 4,470
NET (LOSS) INCOME ATTRIBUTABLE TO ENDO
INTERNATIONAL PLC $ (667,836) $ 1,157,850 $ 490,014
DILUTED EARNINGS PER SHARE DATA ATTRIBUTABLE TO
ENDO INTERNATIONAL PLC ORDINARY SHAREHOLDERS:
Continuing operations $ (4.61) $ 3.15
Discontinued operations (0.01) (0.01)
DILUTED (LOSS) EARNINGS PER SHARE $ (4.62) $ 3.14
DILUTED WEIGHTED AVERAGE SHARES 144,604 155,902
Notes to reconciliation of our GAAP statements of operations to our adjusted statements of operations:
1.
To exclude amortization of commercial intangible assets related to developed technology of $186,727, a fair value step-up in inventory of
$40,089 and accruals for milestone payments to partners of $9,249.
2.
To exclude certain separation benefits and other costs incurred in connection with continued efforts to enhance the company's operations of $20,652, amortization of intangible assets of $7,546, mesh litigation-
related defense costs of $44,442, offset by insurance recoveries of
$(22,000), a charge for an additional year of the branded prescription drug fee in accordance with IRS regulations issued in the third quarter of
2014 of $24,972, accruals for excise tax payments of $54,300 and a charge of $10,000 related to the non-recoverability of certain non-trade receivables that did not relate to
our core operating activities.
3.
To exclude milestone payments to partners of $25,704 and
adjustments to accruals for other costs incurred in connection with continued efforts to enhance the company's operations of $(682).
4.
To exclude the impact of net charges primarily for mesh-related product liability.
5.
To exclude acquisition and integration costs of $71,819 associated with the Paladin, Boca and other acquisitions.
6.
To exclude additional non-cash interest expense related to our 1.75%
Convertible Senior Subordinated Notes.
7.
To exclude the net loss on extinguishment of debt in connection with various refinancing and note repurchase activity.
8.
To exclude the net gain on sale of certain early-stage drug discovery and development assets of $(4,000), foreign currency impact related to the remeasurement of intercompany debt instruments of $(5,740) and other miscellaneous expense of $161.
9.
Primarily to reflect the cash tax savings from acquired tax attributes and the tax effect of the pre-tax adjustments above at applicable tax rates.
10.
To exclude the after-tax adjustment to the previously recorded gain on sale of the HealthTronics business and certain other sale-related costs.
11.
To exclude the impact of the portion of certain of the above adjustments attributable to noncontrolling interests.

Reconciliation of Non-GAAP Measures
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

Nine Months Ended September 30, 2013
(unaudited)
Actual
Reported
(GAAP) Adjustments
Non-GAAP
Adjusted
REVENUES $ 2,031,961 $ — $ 2,031,961
COSTS AND EXPENSES:
Cost of revenues 785,630 (142,923) (1) 642,707
Selling, general and administrative 662,896 (113,080) (2) 549,816
Research and development 108,849 (19,187) (3) 89,662
Litigation-related and other contingencies 159,098 (159,098) (4) —
Asset impairment charges 4,756 (4,756) (5) —
Acquisition-related and integration items 3,876 (3,876) (6) —
OPERATING INCOME $ 306,856 $ 442,920 $ 749,776
INTEREST EXPENSE, NET 129,691 (16,816) (7) 112,875
LOSS ON EXTINGUISHMENT OF DEBT 11,312 (11,312) (8) —
OTHER (INCOME) EXPENSE, NET (49,641) 51,448 (9) 1,807
TAX $ 215,494 $ 419,600 $ 635,094
INCOME TAX 82,917 104,136 (10) 187,053
INCOME FROM CONTINUING OPERATIONS $ 132,577 $ 315,464 $ 448,041
DISCONTINUED OPERATIONS, NET OF TAX (3,248) 44,264 (11) 41,016
CONSOLIDATED NET INCOME $ 129,329 $ 359,728 $ 489,057
Less: Net income attributable to noncontrolling interests 38,758 — 38,758
$ 90,571 $ 359,728 $ 450,299
DILUTED EARNINGS PER SHARE DATA ATTRIBUTABLE TO ENDO
INTERNATIONAL PLC ORDINARY SHAREHOLDERS:
Continuing operations $ 1.13 $ 3.83
Discontinued operations (0.36) 0.02
DILUTED EARNINGS PER SHARE $ 0.77 $ 3.85
DILUTED WEIGHTED AVERAGE SHARES 116,890 116,890
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
Notes to reconciliation of our GAAP statements of operations to our adjusted statements of operations:
1.
To exclude amortization of commercial intangible assets related to marketed products of $135,805, certain separation benefits and other costs incurred in connection with continued efforts to enhance the company's operations of $1,118 and accruals for milestone payments to partners of $6,000.
2.
To exclude certain separation benefits and other costs incurred in connection with continued efforts to enhance the company’s operations of
$70,688, amortization of customer relationships of $7,521 and mesh litigation-related defense costs of $34,871.
3.
To exclude milestone payments to partners of $5,064 and certain separation benefits and other costs incurred in connection with continued
efforts to enhance the company’s operations of $14,123.
4.
To exclude the impact of charges primarily for mesh-related product liability.
5.
To exclude asset impairment charges.
6.
To exclude acquisition and integration costs.
7.
To exclude additional non-cash interest expense related to our 1.75%
Convertible Senior Subordinated Notes.
8.
To exclude the unamortized debt issuance costs written off and recorded as a loss on extinguishment of debt upon our March 2013 prepayment on our Term Loan indebtedness as well as upon the amendment and restatement of our existing credit facility.
9.
To exclude $(50,400) related to patent litigation settlement income and other income of $(1,048).
10.
Primarily to reflect the cash tax savings from acquired tax attributes and the tax effect of the pre-tax adjustments above at applicable tax rates.
11.
To exclude certain items related to the HealthTronics business, which is reported as Discontinued operations, net of tax.
NET INCOME ATTRIBUTABLE TO ENDO INTERNATIONAL PLC

Reconciliation of Non-GAAP Measures
©2014 Endo Pharmaceuticals Inc.  All rights reserved.

For an explanation of Endo’s reasons for using non-GAAP measures, see Endo’s Current Report on Form 8-K filed today with the
Securities and Exchange Commission
Reconciliation of Projected GAAP Diluted Earnings Per Share to Adjusted Diluted Earnings Per Share Guidance for the Year Ending
December 31, 2014
Lower End of Range Upper End of Range
Projected GAAP diluted income per common share ($3.95) ($3.80)
Upfront and milestone-related payments to partners $0.22 $0.22
Amortization of commercial intangible assets and fair value inventory step-up $1.89 $1.89
$1.35 $1.35
Basic to Diluted weighted average share count effect $0.24 $0.24
Charges for Litigation and other legal matters
$7.48 $7.48
Interest expense adjustment for non-cash interest related to our 1.75% Convertible
Senior Subordinated Notes and other treasury items
$0.08 $0.08
Tax effect of pre-tax adjustments at the applicable tax rates and certain other expected cash tax savings as a result of recent acquisitions
($3.21) ($3.21)
Diluted adjusted income per common share guidance $4.10 $4.25
The company's guidance is being issued based on certain assumptions including:
• Certain of the above amounts are based on estimates and there can be no assurance that Endo will achieve these results
• Includes all completed business development transactions as of November 5, 2014
Acquisition Related, Integration and Restructuring Charges

©2014 Endo Pharmaceuticals Inc. All rights reserved. Endo International plc Q3 2014 Earnings Report November 5, 2014